                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                                  DECEMBER
FOR THE MONTH OF ___________________________________________, 2004


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                       (REGISTRANT)



DATE   DECEMBER 8TH, 2004                   BY   /s/  Rochiman Sukarno
      ------------------------------            --------------------------------
                                                         (SIGNATURE)

                                                        ROCHIMAN SUKARNO
                                                    HEAD OF INVESTOR RELATION








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                                  PRESS RELEASE
                            No.TEL.908/PR000/UHI/2004

                       INTERIM DIVIDEND FOR THE YEAR 2004

JAKARTA, NOVEMBER 8 2004 - It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk. (hereafter referred to as "the Company"), that the Board of Directors Meeting held on December 7th, 2004 in Jakarta, approved and decided to distribute an interim dividend for the year 2004 in the amount of Rp. 7.112 (seven rupiah and one-hundred and twelve per one thousand rupiah) with nominal value of Rp.250 (two-hundred fifty rupiah) per share to all of its registered shareholders.

The dividend interim is approved based upon the Result of the Company's Financial Statement ended on September 30, 2004 (Q3-2004). Schedules and rules of the interim dividend for the year 2004 shall be distributed as follows as follows:

A.       SCHEDULE

                                                                            DATE
         ------------------------------------------------------ ------------------------------
         Recording Date                                                      29 December 2004

         Cum Dividend

           - Regular and Negotiation Market                                  23 December 2004
           - Cash Market                                                     29 December 2004
         ------------------------------------------------------ ------------------------------
         Ex Dividend

           - Regular and Negotiation Market                                  27 December 2004
           - Cash Market                                                     30 December 2004
         ------------------------------------------------------ ------------------------------
         Payment Date                                                          6 January 2005
         ------------------------------------------------------ ------------------------------


B.       RULES FOR THE DISTRIBUTION OF DIVIDEN

1. Those eligible to receive interim dividend are shareholders registered at the Register List of Shareholders of the Company on December 29, 2004 at 16.00 Western Indonesian Time (WIB), or Kustodian Sentral Efek Indonesia (KSEI) securities account balance on the closing of trading day on December 29, 2004.

2. For ADS holders, payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York, for the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia
         (KSEI) and refers to Record Date on December 29, 2004

3. For shareholders whose shares are registered with the KSEI, payment of interim dividend will be arranged by the KSEI and will be distributed to each account or Custodian Bank on January 6, 2005. Payment receipt will be provided by the KSEI to securities company or bank of securities company or Custodian Bank where shareholders open its account.

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4.       For shareholders whose shares are not registered with the KSEI, the
         Company will send notice of dividend payment (SPPD) to shareholders' address.

         a.   Interim Dividend will be paid in cash at Bank Negara Indonesia
              (BNI), the nearest branch in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

         b. Interim Dividend for the amount of Rp.10,000 or more, if requested can be transferred to the shareholders' bank account. Shareholders should notify and provide the shareholder's bank account number to the SAB at PT DATINDO ENTRYCOM, WISMA DINERS CLUB ANNEX, JL. JEND. SUDIRMAN KAV.34-35, JAKARTA 10220. The dividend can only be transferred to the bank account of the same name with the shareholders name in Register List of Shareholders.

5.       In reference to the Letter from the Ministry of Finance
         No.S-1574/AP/2004 dated December 7, 2004, payment of interim dividend to the Government of Republic of Indonesia will be paid on December 30, 2004.

6. The Company will apply Income Tax Deduction in accordance with the tax regulations for the payments of dividend.

7. In accordance with Circular Letter of the Director General of Tax No. SE-08/PJ.35/1993 jo. S-101/PJ.34/1996, tax deduction for non-Indonesian citizen shareholders will be adjusted with tariff based on Agreement to Avoid Double Taxation (AADT), PPh Article 26, at least by December 29, 2004, shareholders must sent the original letter of Domicile issued by the Government which as AADT with Indonesia, or a copy of letter of Domicile legalized by the authorized Custodian Officer, if those shareholders use Custodian Bank Service. If the above mentioned date elapsed and the SAB has not receive letter of Domicile from such shareholders, the dividend to be paid to those shareholders shall be subject to 20% income tax PPh Article 26.



ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP     : 62-21-5215109
FAX      : 62-21-5220500
E-MAIL   : INVESTOR@TELKOM.CO.ID
WEBSITE  : WWW.TELKOM.CO.ID